Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 15 April 2020 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 14 April 2020. Yours faithfully Natasha Mercer Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Natasha Mercer. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House
Harcourt Centre
Harcourt Street
Dublin 2, D02 WR20 Ireland

14 April 2020

Dear Sir/Madam

Re: Disclosure of holding below 6% threshold

AustralianSuper Pty Ltd ("AustralianSuper") has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below.

As at 6 April 2020, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 5.99% ordinary share capital. This was based on 26,555,806 shares held and a total of 443,144,736 shares outstanding.

A previous announcement of 6.23% interest in relevant share capital was disclosed on 18 March 2020 for value date 13 March 2020.

Yours faithfully

Janine Cooper
Senior Manager, Investment Compliance

This information is of a general nature and does not take into account your personal objectives, situation or needs. Before making a decision about AustralianSuper, consider your financial requirements and refer to the Product Disclosure Statement (PDS). AustralianSuper Pty Ltd ABN 94 006 457 987 AFSL 233788, Trustee of AustralianSuper ABN 65 714 394 898. Industry SuperFund logo used with permission of Industry Fund Services (IFS). This consent had not been withdrawn at the date of publication.

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10089 09/11

The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 06/04/2020 26,555,806 5.99% 2